

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2022

Robert Liscouski
Chief Executive Officer
Quantum Computing Inc.
215 Depot Court SE, Suite 215
Leesburg, VA 20175

> **Re: Quantum Computing Inc.**
> **Registration Statement on Form S-3**
> **Filed October 28, 2022**
> **File No. 333-268064**

Dear Robert Liscouski:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Marion Graham, Law Clerk, at 202-551-6521, or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lawrence Metelitsa